Exhibit 5.1

March 3, 2009

The South Financial Group, Inc.

102 South Main Street

Greenville, SC 29601

Re: The South Financial Group, Inc. Registration Statement on Form S-3

Gentlemen:

I am the General Counsel of The South Financial Group, Inc. (the “Company”) and have acted as counsel to the Company in connection with the Post-Effective Amendment No 1. to the Registration Statement on Form S-3 filed by the Company on March 3, 2009 with the Securities and Exchange Commission (the “Registration Statement”) relating to the offer and sale from time to time by certain selling shareholders of the Company identified therein (the “Selling Shareholders”) of 50,937 shares of Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V (the “Series 2008ND-V”), 169,343 shares of Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV (the “Series 2008ND-NV”), 2,248 shares of Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V (the “Series 2008D-V”), 7,472 shares of Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV (the “Series 2008D-V”), up to 56,565,385 shares of TSFG common stock, par value $1.00 per share issuable upon the conversion of the four foregoing series of Preferred Stock (the “Conversion Shares”), and up to an additional 1,049,308 shares of common stock, par value $1.00 per share (the “Inducement Shares” and together with the Conversion Shares, the “Common Stock”). The four series of Preferred Stock are collectively referred to herein as the “Preferred Stock.”

This opinion is being furnished pursuant to the requirements of Item 601(b)(5) of Securities and Exchange Commission’s Regulation S-K.

In rendering this opinion, I have examined:
1.	the Company’s Articles of Incorporation and Bylaws;
2.	resolutions of the Board of Directors of the Company with respect to the authorization and issuance of the Preferred Shares and related matters;
3.	a copy of a stock certificate representing the Common Stock and the various series of Preferred Stock;
4.	the various purchase and other agreements pursuant to which the Preferred Stock and Common Stock, as applicable, was issued to the Selling Shareholders; and
5.	such other documents as I have deemed relevant for purposes of rendering this opinion.

This opinion is also based on personal knowledge acquired in the course of acting as General Counsel to the Company.

My opinion is qualified in all respects by the scope of this document examination. I have assumed and relied, as to questions of fact and mixed questions of law and fact, on the truth, completeness, authenticity and due authorization of all certificates, documents and records examined or provided to me. I have also assumed the legal competence and capacity of all natural persons and the genuineness of all signatures submitted to me. This opinion is limited to the laws of the State of South Carolina.

Based upon and subject to the foregoing, I am of the opinion that the shares of Preferred Stock and the Common Stock have been duly authorized by all necessary corporate action on the part of the Company and are, or upon issuance will be, validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to me under the caption “Legal Matters” in the prospectus included therein.

Sincerely,

/s/ William P. Crawford

William P. Crawford, Jr., Esquire